UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant's name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Management Discussion and Analysis
For the year ended November 30, 2002

Forward-Looking Statements - Statements in this report, or any document filed by Offshore Systems International Ltd. (the "Company") with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Vision, Core Businesses and Strategies

Vision

The Company is building a profitable and expanding business by capitalizing on a growing need for geographic situational awareness computerized systems, support services and data inputs. Geographic situational awareness is the human perception of location and situation, and is provided by simple tools like compasses and maps, or more sophisticated computer displays and Global Positioning System satellites. Demand for high-end products, services and data are growing as geographic systems become more common, and as prices for both system products and geographic data decline. This early-stage market has its roots in government and military labs, and as the technology moves into the commercial realm, both the range of products and the size of the market will increase. The Company's vision is to span both the government labs and the commercial sector, enhancing its position in the military and commercial markets it currently occupies and steadily growing its successful business into new military and commercial markets as the technology expands.

The Company's vision of future development is centered on three key goals:
- Diversifying the company's business beyond government customers,
- Diversifying the company's business beyond marine applications and
- Broadening the investor base and increasing both the value and liquidity of the Company's shares.

Core Businesses

Founded in 1977, the Company has two lines of business - systems and geomatics. The systems line of business designs, develops and markets the proprietary ECPINS® (Electronic Chart Precise Integrated Navigation System) line of electronic chart navigation aids for ships. ECPINS is designed, developed and marketed by Offshore Systems Ltd., a wholly owned subsidiary. ECPINS helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. Offshore Systems has developed a strong market position in military navigation, and has ECPINS systems deployed with the United States Coast Guard, the Canadian Navy, the Royal Danish Navy and the United States Navy. The geomatics line of business, which is operated through OSI Geomatics Ltd. and OSI Geomatics Inc. (wholly owned subsidiaries), produces and markets both land and nautical mapping products for the military, governmental and commercial marketplace in North America.

Engineering and Product Development Strategy

The Company's key value-generating activity is the development and maintenance of its intellectual property (IP). There are a number of forms of licenses and other agreements that the Company will use to make its IP available to its customers, its partners and to the development community that will rely on the Company's IP for their operations.

Development activities will be focused on niches in which the Company can gain and hold competitive advantages, develop significant market share in and generate high gross margins.

Quality Strategy

The Company's complex products fall under the purview of a number of international standards. The company's overall qualification target is ISO9001:2000 worldwide.

Each operating entity will have to adopt and adhere to such environmental, physical, electrical and performance standards as are relevant to its products. For instance, navigation systems have to comply with one or more standards from the International Hydrographic Organization, the International Maritime Organization, the International Electrotechnical Commission, NATO, and the United States Navy.

In all cases the standards and quality strategy is there to support customer satisfaction and product performance.

Human Resource Strategy

The human resource strategy revolves around developing sustained core competencies in key areas to support the business vision. The Company's human resource base will be managed to ensure that the core competency and skills portfolio requirements to support the business are met. New hires will be selected based on attitude, aptitude, experience and credentials.

Capitalization Strategy

The Company will maintain a strong balance sheet with an adequate level of liquidity. The Company's finances will be structured to ensure that the ratios are maintained, and that working capital is not compromised.

Shareholder Value Strategy

The Company is a publicly traded company listed on the TSX exchange in Toronto and quoted for trading in the U.S. on the Over The Counter Bulletin Board (OTCBB).

The Company's target shareholder is a technology investor, either an individual or small-cap fund that invests in technology companies on a growth and value basis. The Company plans to develop earnings growth to support the investor valuations, and to market the company as an investment through investor relations programs in Canada and the USA.

To maximize the value of the Company to shareholders, the Company will apply the following principles:
- Minimize dilution from its stock option program while maintaining the program at a reasonable level
- Minimize dilution from equity financings
- Deliver consistent operating results
- Ensure clear, timely and accurate disclosure
- Adopt first-rate corporate governance best practices, in addition to complying with regulatory requirements

Key Performance Drivers

The following discussion on key performance drivers and measures is not intended as investment advice to the reader. Before making any investment decision, the reader should seek professional advice from an independent accredited investment advisor.

The key performance drivers that have created the success of the Company to-date will be sustained:
- Developing and sustaining cash-positive profitable operations in every business endeavor,
- Focusing on market niches that will generate high gross margins and
- Building business internationally through effective partnerships and teaming relationships.

Key performance measures that can be used to monitor how the Company has developed and sustained cash positive profitable operations include GAAP measures such as net earnings for the year as disclosed in the Consolidated Statements of Earnings and Deficit and cash flows from operating activities as disclosed on the Consolidated Statements of Cash Flows. Another common measure that can be used is the working capital balance. Working capital is the net difference between current assets and current liabilities as disclosed on the Consolidated Balance Sheets.

The key performance measures that can be used to evaluate how the Company is focusing on market niches that will generate high gross margins are the gross profit as disclosed in the Consolidated Statements of Earnings and Deficit and the gross profit percentage. Gross profit percentage is calculated by determining the percentage that gross profit is of total revenue.

Building business internationally through effective partnerships and teaming relationships can be measured by monitoring the Company's backlog status in conjunction with reviewing the Company's press releases. The Company's backlog level can provide an indicator as to how the Company has levered its partnerships and teaming relationships into generating orders from customers. During the past year, agreements with Terma A/S of Denmark and Lockheed Martin Marine Systems of the United States were announced. Both of these agreements have resulted in orders during FY2002.

Discussions on these measures are provided in the section entitled "**Results**" below.

Capability to Deliver Results

The Company's capability to deliver results relies on two primary resources: its liquidity and capital resources, and its human resources.

Liquidity and Capital Resources

The Company believes that the best return on investment for its shareholders will be derived from maintaining cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. It is essential that every business endeavor the Company develops or acquires generate a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

Human Resources

The Company believes that the best return on investment will be derived from a long-term investment to this resource base. It is essential to have experienced, capable resources trained in our methodologies and standards. This training requires a significant investment, particularly for the Company's research and development resources and it is necessary to ensure that employees constantly upgrade their skills.

Maintaining our existing employee base and adding the right people in the right position at the right time to this base has been a significant factor in our performance over the past two years. At the end of FY2002, the Company had an employee base of 64 people. During the fiscal year 2002, the Company added 12 new positions to address the growth in both its systems and geomatics lines of business.

The Company believes that the current employee base will be sufficient to meet the planned growth of the existing operations for the next 12 months. There can be no assurance that these resources will be adequate and that additional staff will be available to the Company.

Results

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with US GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities and results of operations of the Company for the fiscal year ended November 30, 2002 in comparison with those for the fiscal year ended November 30, 2001. This discussion should be read in conjunction with the Company's 2002 Audited Financial Statements.

The Company has had a volatile operating history making an evaluation of the Company and its prospects complex and challenging. The Company's prospects must be evaluated keeping in mind the risks, expenses and difficulties encountered by companies seeking to introduce new products into rapidly evolving niche markets with a limited number of competitors, only a few of which are well financed. To address these risks and uncertainties, the Company must, among other things, successfully market its existing products and technologies, complete and introduce products under development in a timely manner, continue to upgrade and commercialize its technologies, attract, retain and motivate qualified personnel, manage rapid growth and establish strategic alliances with large multi-national corporations. There can be no assurance that the Company will successfully address all of these challenges.

The Company's annual and quarterly operating results are primarily affected by the level, timing and duration of customer orders, relative mix of value added products and services and fluctuations in materials costs. The Company's operating results are also affected by, among other factors, price competition, manufacturing effectiveness and efficiency, the ability to manage inventory and capital assets effectively, foreign exchange fluctuations, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor.

The Company has incurred losses from continuing operations in three of the last six years and as at November 30, 2002, had an accumulated deficit in shareholders' equity of $13,384,967. In FY2002, the Company recorded $13,814,133 in revenue, driven by contracts executed by the Company during the year with the United States Coast Guard, the Royal Danish Navy and the Canadian Navy. In addition, cash and cash equivalents strengthened to $3,244,048, with positive cash flow from operations for the past three years.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete for each contract. When it has been determined that a contract will generate a loss for the Company, the Company estimates that loss and books a reserve for the total expected loss on the contract. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the revenues for these projects.

Future Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net future tax asset or liability exists. The Company recognizes deferred income tax assets to the extent that their realizations are considered more likely than not, and provides a valuation allowance against any remaining asset balance. Therefore, a valuation allowance is provided for. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

Technology Partnerships Canada

The Company is required to estimate the repayment amount of the contribution from Technology Partnerships Canada. This process involves assessing the likelihood the Company will earn certain revenues that trigger the repayment. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the Technology Partnerships Canada royalty.

Inventory

The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Results of Operations

For the fiscal year ended November 30, 2002, the Company had net earnings of $1,694,126, or $0.06 per share on a fully diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Year ended November 30	
	2002	**2001**
Revenues:		
Systems and system components	70.3%	74.3%
Geomatics	17.0%	13.6%
Software	7.0%	7.8%
Other	5.7%	4.4%
	100.0%	100.0%
Direct Costs	50.4%	42.1%
Gross Profit	49.6%	57.9%
Expenses		
General and administrative	19.0%	25.6%
Research and development	11.0%	15.3%
Sales and marketing	12.8%	14.4%
Depreciation	2.2%	3.0%
Interest	0.0%	0.7%
Foreign exchange gain	(0.2%)	(1.1%)
Technology Partnerships Canada royalty	3.4%	5.0%
Technology Partnerships Canada contribution	(6.3%)	(9.7%)
	42.0%	53.2%
Earnings from operations	7.6%	4.7%
Proceeds on settlement of claim	1.6%	0.0%
Earnings before tax recovery	9.2%	4.7%
Income tax recovery	3.1%	2.9%
Earnings for the year	12.3%	7.6%

Revenues

The Company's core revenue stream is derived from four sources: Systems and System Components, Software, Geomatics, and Other which includes System Repairs and Servicing, Training and Consulting. The Company's principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System ("ECPINS®"), delivers the majority of the revenue.

The Company recognizes revenue from each source when earned in compliance with the appropriate accounting regulations. Certain systems revenues are recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. System Components revenues are recognized in the period the components were delivered. Certain other systems revenues and all software revenues are accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. The Company recorded these revenues when persuasive evidence of an arrangement existed, the software product had been shipped, there were no significant uncertainties surrounding product acceptance, the fees were fixed and determinable and collection is considered probable. Systems revenues that are not recognized under SOP

81-1 or SOP 97-2 are recognized in accordance with the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"). Geomatics revenues from the sale of products are recognized in the period the products were delivered. Certain geomatics services revenues are recognized in the period the services were performed. Certain other geomatics services revenues are recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Other revenues are recognized in the period the services were performed.

The Company's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, mix of contracts and component supply availability. The Company's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on orders for the delivery of products.

Consolidated revenue for the year was $13,814,133, compared with $7,909,713 for FY2001, an increase of 75%. In FY2002, the Company increased revenue levels from its FY2001 customer base. The main customers for the Company's products and services were the US Coast Guard ("USCG"), Canadian Coast Guard ("CCG"), Canadian Department of National Defence ("DND"), Royal Danish Navy ("RDN") and the US Navy ("USN"). Sales from these markets accounted for 91% of the 2002 consolidated revenue and 90% of the 2001 consolidated revenue.

Gross Profit

The Company's gross profit increased $2,269,010 to $6,845,365 in FY2002 from $4,576,355 in FY2001. Gross profit percentage decreased to 49.6% in FY2002 from 57.9% in FY2001. This decrease was attributable to a major project that included a large proportion of third-party systems. If the effect of this project were eliminated, the gross profit percentage for FY2002 would have been 56.0%.

General and Administrative Expenses

General and administrative ("G&A") expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A increased by $602,090 in FY2002 to $2,628,395 from $2,026,305 in FY2001. The increase is the result of additions to the Company's management team, the addition of US-based investor relations support and one-time professional fees relating to the Company's initial SEC registration and legal matters relating to the settlement of lawsuits as disclosed in the annual financial statements. As a percentage of revenue, G&A decreased to 19.0% in FY2002 from 25.6% in FY2001.

Research and Development Expenses

Research and development ("R&D") expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company continued to invest in new product development in 2002. The Company believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. As a result, FY2002 spending on R&D increased to $1,516,528 or 11.0% of revenue, compared to $1,206,974 or 15.3% of revenue in FY2001.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada ("TPC") whereby TPC granted financial assistance to the Company to fund research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003. During the year, the Company incurred costs of $863,851 and has claimed the full amount. To November 30, 2002, the Company has claimed a total of $3,623,295. Also, during the year, the Company paid or accrued for payment royalties to TPC. Cumulatively to November 30, 2002, the Company has paid $354,159 in royalties and accrued $712,097 in royalties for payment after November 30, 2002. TPC focuses on near-market R&D and on high quality companies in identified markets. With TPC, the Canadian government is taking an "investment approach" to the Company's technology, sharing both the risks and rewards of its projects.

Sales and Marketing Expenses

Sales and marketing ("S&M") expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company's products and services. S&M expenses increased $620,010, or 54.3%, in FY2002 to $1,761,669 (12.8% of revenue) from $1,141,659 (14.4% of revenue) in FY2001. The increase in expenses was the result of the company's increased level of business development activity relating to its expansion efforts in the United States and into European and Asia-Pacific markets.

Depreciation

Total depreciation increased slightly to $303,407 from $238,958 in FY2001. The increase reflects the effect of plant and equipment, and intangible asset additions during FY2002.

Interest

Interest expense decreased to $3,582 from $55,380 in FY2001 because the Company did not utilize its credit facility during FY2002.

Income Taxes

Based on the information available at the time of the issue of the annual audited financial statements, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company's $4,855,787 Canadian non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $426,416 for the year ended November 30, 2002. In accordance with US GAAP, the Company provided a valuation allowance of $2,985,840 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the year were $1,694,126, or 12.3% of revenue, compared to $597,739 for FY2001, or 7.6% of revenue.

Backlog

Backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Order backlog as at November 30, 2002, was $3.7 million compared to $8.4 million one year earlier. The high backlog balance as at November 30, 2001 was the result of two substantially incomplete major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defence awarded to the Company in the last half of FY2001. Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in backlog as no evidence exists that the contracts would be terminated.

Liquidity and Capital Resources

The Company concluded the fiscal year with a strong balance sheet and cash position. At November 30, 2002, the Company had current assets of $8,821,485, current liabilities of $4,246,062 and a cash position of $3,244,048. Working capital increased $1,652,216 to $4,575,423 at November 30, 2002 from $2,923,207 a year earlier. The Company has credit facilities consisting of an operating line, standby letters of credit, and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at November 30, 2002. The Company has issued standby letters of credit totaling US$859,900. The company has utilized the standby letters of credit to back certain performance obligations with its customers. The Company has entered forward exchange contracts in the amount of US$350,000. The Company utilizes its forward exchange contract facility to reduce the level of exposure to exchange rate movements between the U.S. dollar and Canadian dollar.

Fiscal year ended November 30, 2002 ("FY2002") operating cash flow, before changes in non-cash working capital items, was $1,587,170, compared with $705,647 in the fiscal year ended November 30, 2001 ("FY2001"), an increase of $881,523. The improvement reflected the increased profitability of the Company for the fiscal year 2002. Changes in non-cash working capital items were a usage of cash of $357,400 for FY2002 compared to providing cash of $484,172 for the previous year. Changes occurred in most non-cash working capital items between the two fiscal years - all within the normal business activities of the Company. The two largest changes in non-cash working capital were to Accounts receivable, and Accounts payable and accrued liabilities. Both of these increases reflect the increased business activities of the Company.

Net cash provided by financing activities amounted to $568,252 in FY2002, compared to $291,120 in FY2001. The improvement of $277,132 was largely the result of the issue of commons shares through the employee stock option plans.

Cash used in investing activities totaled $591,599, compared with $205,637 in FY2001. The increase reflects the equipment and software upgrades purchased in the systems line of business and additional equipment and software to support the new initiatives in the geomatics line of business.

The net increase in cash and cash equivalents amounted to $1,206,423 in FY2002, compared with a net cash position increase of $1,275,302 in FY2001.

The Year in Review

In December 2001, the Company was awarded an order by the U.S. Coast Guard. The contract value to the Company is approximately C$1.0 million (US$650,000) and delivery is scheduled in 2002.

In January 2002, the Company announced that its proprietary Electronic Chart Precise Integrated Navigation System (ECPINS-M) had been re-validated to meet the latest published chart data and display library standards by the National Imagery and Mapping Agency of the U.S. Department of Defense for Direct Read of NIMA Digital Nautical Charts.

In the same month, the Company received an order for its ECPINS-M software to provide an improved Navigation Situational Awareness capability for some select ships being deployed as part of the USS GEORGE WASHINGTON Carrier Battle Group and USS NASSAU Amphibious Readiness Group.

In February 2002, the Company continued to receive significant new orders. After announcing the major new order in December, it received C$1.7 million (US$1.1 million) in additional new orders - bringing the total new business booked to date in the fiscal first quarter to C$2.7 million (US$1.7 million). The new orders are from three of the Company's key customers – the Royal Danish Navy, the U.S. Coast Guard and the U.S. Navy, and were for the Company's ECPINS-M systems, and for electronic charts and chart services.

In March 2002, the Company announced the release of an advanced version of its proprietary ECPINS-M (Electronic Chart Precise Integrated Navigation System-Military) software technology. This technology forms the functional core of the company's ECPINS-M electronic chart system product suite.

In the same month, the Company announced that it had signed a memorandum of agreement with the leading Command and Control Systems company Terma A/S of Denmark. The non-exclusive agreement will lead to the joint development of a new Electronic Chart system product for Command and Control applications to meet specific Royal Danish Navy requirements.

In May 2002, the Company announced that it had received C$1.3 million (US$850,000) in new orders from the U. S. Coast Guard. These new orders were for the Company's proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System-Military) systems, and for electronic charts and chart services

In June 2002, Lockheed Martin Marine Systems and the Company announced a teaming agreement that will provide the world's most advanced navigation software to U.S. Navy ships, completely eliminating the need for paper navigation charts.

Again, in June 2002, the Company announced it had received $2.2 million (US$1.4 million) in new orders from the U. S. Coast Guard. These orders are for additional proprietary ECPINS®-M (Electronic Chart Precise Integrated Navigation System-Military) systems as well as system upgrades.

In July 2002, the Company announced that it had received Type Approval of its ECPINS® product line as an International Maritime Organization standard Electronic Chart Display and Information Systems (ECDIS).

In the same month, the Company announced that it had completed the installation of its latest ECPINS-M system aboard Lockheed Martin's Sea SLICE advanced technology demonstration vessel. Developed by the United States Navy Office of Naval Research and the Naval Electronics & Surveillance Systems division of Lockheed Martin, Sea SLICE participated in the United States Navy's Fleet Battle Experiment – Juliet. The U.S. Navy's Fleet Battle Experiments are underway-exercises designed to evaluate new technology and new operational concepts for future development and deployment.

In October 2002, the Company announced a strategic expansion initiative to expand the business scope of its wholly-owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed to OSI Geomatics Ltd. to better reflect its business expansion. The Company also announced it had received initial land-mapping orders totaling in excess of C$575,000 (US$360,000).

 In the same month, the Company announced that it received a C$450,000 (US $285,000) order for its proprietary Electronic Chart Precise Integrated Navigation System-Military (ECPINS-M) software to provide an enhanced Navigation Situational Awareness capability for certain undisclosed United States Navy Carrier Battle Groups (CBG) and their associated Amphibious Readiness Groups (ARG).

Again in October 2002, the Company's common shares commenced being quoted for trading in the United States on the Over The Counter Electronic Bulletin Board, under the ticker symbol: OFSYF.

In December 2002, the Company announced orders totaling $850,000 from follow on business from the Canadian Navy and the Royal Danish Navy.

In January 2003, the Company announced that it intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the TSX. The board of directors of the Company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the Company. All shares repurchased by the Company will be cancelled.

Recent Accounting Developments

In June 2002, the FASB issues SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December31, 2002.

Risks

Certain statements made in this report by the Company constitute forward looking statements, and are subject to risks and uncertainties the may cause future results to differ materially from those expected. Factors that may cause such difference include, but not limited to, the factors discussed below. If any of the following events actually occur, they could materially adversely affect the Company, its financial condition or results of operations.

We depend heavily on our government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative

impact on our operations. The contract termination clauses are generally in favor of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:
• changes in procurement policies;
• budget considerations;
• changing concepts of national defense; and
• political developments abroad.

The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

We derive a significant amount of revenue from only a few customers. We depend on the United States, Canadian and Danish governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments' funding could have severe consequences on our financial condition.

Approximately 38%, 23% and 23% of our revenue in fiscal 2002 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of our relationships with these entities' governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from navigational equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In fiscal 2002, approximately 76%, of our revenue were from international customers, including governmental customers: 53% from the United States and 23% from other international countries. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including those risks related to:
• changes in regulatory requirements;
• domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
• fluctuations in foreign currency exchange rates;
• the complexity and necessity of using foreign representatives and consultants;
• imposition of tariffs or embargoes, export controls and other trade restrictions; and
• compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

Competition within our markets may reduce our procurement of future contracts and our sales.

The defense industry in which we operate is highly competitive. Our competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we have. There can be no assurance that we can continue to compete effectively with these companies.

Our future success will depend on our ability to develop new technologies that achieve market acceptance.

The defense market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to
• identify emerging technological trends in our market;
• develop and maintain competitive products;
• enhance our products by adding innovative features that differentiate our products from those of our competitors; and
• manufacture and bring products to market quickly at cost-effective prices.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

We depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all. If any of the suppliers fail to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.

The unpredictability of our results may harm or contribute to the volatility of the trading price of our securities.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:
- the volume and timing of product orders received and delivered;
- levels of product demand;
- government spending patterns;
- the timing of contract receipt and funding;
- our ability and the ability of our key suppliers to respond to changes in customer orders;
- the timing of our new product introductions and our competitors' new product introductions;
- the cost and availability of components and subsystems;
- price erosion;
- the adoption of new technologies and industry standards;
- competitive factors, including pricing, availability and demand for competing products;
- fluctuations in foreign currency exchange rates; and
- regulatory developments.

We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.

If our expenses exceed our revenues, we may choose to raise additional financing. In addition, we may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

Our business could be adversely affected if we fail to manage our growth effectively.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
- improve our financial and management controls, reporting systems and procedures;
- add and integrate new senior management personnel;
- improve our licensing models and procedures;
- hire, train and retain qualified employees;
- control expenses;
- diversify channel sales strategies; and

- invest in our internal networking infrastructure and facilities.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third parties may claim that we infringe their proprietary rights.

We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products may contain significant defects which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

U.S. investors may have difficulty enforcing judgements against us or our management.

We are incorporated in British Columbia, Canada. All but two of our directors and all of our executive officers reside in Canada. In addition, substantially all of our assets are located outside the United States. As a result, U.S. investors may not be able to:
- effect service of process upon us or these persons within the United States; or
- enforce against us or these persons in United States courts, judgements obtained in United States courts, including judgements predicated on the civil liability provisions of the federal securities laws of the United States; or
- initiate a derivative suit on behalf of the Company.

As all or a substantial portion of our assets and the assets of our directors and executive officers are located in Canada, there may be difficulty in enforcing against us or such persons or against our assets, judgements obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States or the security laws of any state of the United States.

Offshore Systems International Ltd.

Consolidated Financial Statements
(Prepared in accordance with United States
Generally Accepted Accounting Principles)
November 30, 2002 and 2001
(expressed in Canadian dollars)

PRICEWATERHOUSE COOPERS 🖂

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Offshore Systems International Ltd.

We have audited the consolidated balance sheets of **Offshore Systems International Ltd.** as at November 30, 2002 and 2001 and the consolidated statements of earnings and deficit, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in the United States.

On January 17, 2003, we reported separately, in accordance with generally accepted auditing standards in Canada, to the shareholders of Offshore Systems International Ltd. on consolidated financial statements for each of the two years in the period ended November 30, 2002, prepared in accordance with generally accepted accounting principles in Canada.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, British Columbia
January 17, 2003

Offshore Systems International Ltd.
Consolidated Balance Sheets
As at November 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $
Assets		
Current assets		
Cash and cash equivalents	3,244,048	2,037,625
Accounts receivable (note 3)	3,960,846	2,857,370
Inventory (note 4)	1,284,966	870,354
Prepaid expenses and deposits	232,765	245,263
Deferred income taxes (note 14)	98,860	11,700
	8,821,485	6,022,312
Deferred income taxes (note 14)	554,856	215,600
Plant and equipment (note 5)	1,020,731	970,887
Intangible and other assets (note 6)	398,505	144,710
	10,795,577	7,353,509
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 7)	2,475,966	1,308,309
Unearned revenue	1,636,154	1,750,430
Rent payable (note 9)	133,942	40,366
	4,246,062	3,099,105
Accrued long-term royalties (note 12)	372,717	240,183
Rent payable (note 9)	-	131,301
	4,618,779	3,470,589
Shareholders' Equity		
Capital stock (note 10)		
Authorized		
100,000,000 Class A preference shares without par value, issuable in series, of which 10,000,000 shares are designated Series A voting, non-cumulative, convertible at a 1:1 ratio, 1% preference shares		
100,000,000 Class B preference shares with a par value of $50 each, issuable in series		
100,000,000 common shares without par value		
Issued and outstanding		
41,296 (2001 - 58,326) Class A preference shares - Series A	41,296	58,326
26,043,243 (2001 - 24,694,549) common shares	19,217,701	18,495,737
	19,258,997	18,554,063
Warrants (note 10)	-	27,250
Additional paid-in capital	191,968	269,900
Accumulated foreign exchange adjustment	110,800	110,800
Deficit	(13,384,967)	(15,079,093)
	6,176,798	3,882,920
	10,795,577	7,353,509

Commitments and contingencies (note 13)

Subsequent events (note 18)

Approved by the Board of Directors

"Tony Pezzotti"   Director   "Helmut Lobmeier"   Director

The accompanying notes are an integral part of these consolidated financial statements.

Offshore Systems International Ltd.

Consolidated Statements of Earnings and Deficit

For the years ended November 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 $	2001 $
Revenue		
Systems and system components	9,707,393	5,874,568
Geomatics	2,347,464	1,073,157
Software	970,323	617,373
Other	788,953	344,615
	13,814,133	7,909,713
Cost of sales	6,968,768	3,333,358
Gross profit	6,845,365	4,576,355
Expenses		
General and administrative	2,628,395	2,026,305
Research and development	1,516,528	1,206,974
Sales and marketing	1,761,669	1,141,659
Depreciation	303,407	238,958
Interest	3,582	55,380
Foreign exchange gain	(26,286)	(86,493)
Technology Partnerships Canada royalty (note 12)	476,189	391,951
Technology Partnerships Canada contribution (note 12)	(863,851)	(768,818)
	5,799,633	4,205,916
Earnings from operations	1,045,732	370,439
Proceeds on settlement of claim (note 13)	221,978	-
Earnings before income tax recovery	1,267,710	370,439
Deferred income tax recovery (note 14)	426,416	227,300
Net earnings for the year	1,694,126	597,739
Deficit - Beginning of year	(15,079,093)	(15,676,832)
Deficit - End of year	(13,384,967)	(15,079,093)
Earnings per share (note 11)		
Basic	0.07	0.03
Diluted	0.06	0.02
Weighted average number of common shares outstanding		
Basic	25,288,725	23,842,549
Diluted	27,285,617	25,476,614

The accompanying notes are an integral part of these consolidated financial statements.

Offshore Systems International Ltd.

Consolidated Statements of Shareholders' Equity

For the years ended November 30, 2002 and 2001

(expressed in Canadian dollars)

	Common stock		Class A preference stock		Warrants		Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total
	Shares	Amount $	Shares	Amount $	Shares	Amount $	$	$	$	$
Balance - November 30, 2000	23,540,975	17,768,167	74,702	74,702	125,000	27,250	495,974	(15,676,832)	110,800	2,800,061
Issue of common shares										
Class A preference shares converted	16,376	16,376	(16,376)	(16,376)	-	-	-	-	-	-
Exercise of stock options	1,137,198	711,689	-	-	-	-	(295,074)	-	-	416,615
Share issue costs	-	(495)	-	-	-	-	-	-	-	(495)
Stock-based compensation	-	-	-	-	-	-	69,000	-	-	69,000
	24,694,549	18,495,737	58,326	58,326	125,000	27,250	269,900	(15,676,832)	110,800	3,285,181
Net earnings for the year	-	-	-	-	-	-	-	597,739	-	597,739
Comprehensive income	-	-	-	-	-	-		597,739	-	597,739
Balance - November 30, 2001	24,694,549	18,495,737	58,326	58,326	125,000	27,250	269,900	(15,079,093)	110,800	3,882,920
Issue of common shares										
Class A preference shares converted	17,030	17,030	(17,030)	(17,030)	-	-	-	-	-	-
Exercise of stock options	1,206,664	605,184	-	-	-	-	(109,432)	-	-	495,752
Exercise of share purchase warrants	125,000	99,750	-	-	(125,000)	(27,250)	-	-	-	72,500
Stock-based compensation	-	-	-	-	-	-	31,500	-	-	31,500
	26,043,243	19,217,701	41,296	41,296	-	-	191,968	(15,079,093)	110,800	4,482,672
Net earnings for the year	-	-	-	-	-	-	-	1,694,126	-	1,694,126
Comprehensive income	-	-	-	-	-	-	-	1,694,126	-	1,694,126
Balance - November 30, 2002	26,043,243	19,217,701	41,296	41,296	-	-	191,968	(13,384,967)	110,800	6,176,798

The accompanying notes are an integral part of these consolidated financial statements.

Offshore Systems International Ltd.

Consolidated Statements of Cash Flows

For the years ended November 30, 2002 and 2001

(expressed in Canadian dollars)

	2002 **$**	**2001** **$**
Cash flows from operating activities		
Net earnings for the year	1,694,126	597,739
Items not affecting cash		
Depreciation	303,407	238,958
Deferred income taxes	(426,416)	(227,300)
Accretion of note payable discount	-	27,250
Stock-based compensation	31,500	69,000
Gain on disposal of plant and equipment	(15,447)	-
Changes in non-cash working capital items		
Accounts receivable	(1,103,476)	(1,517,723)
Inventory	(414,612)	533,087
Prepaid expenses and deposits	12,498	(186,296)
Accounts payable and accrued liabilities	1,167,657	(170,468)
Unearned revenue	(114,276)	1,652,887
Accrued royalties	132,534	193,546
Rent payable	(37,725)	(20,861)
	1,229,770	1,189,819
Cash flows from financing activities		
Issue of common shares	568,252	416,120
Repayment of note payable	-	(125,000)
	568,252	291,120
Cash flows from investing activities		
Additions to plant and equipment	(326,141)	(128,128)
Additions to other assets	(345,458)	(77,509)
Proceeds from disposal of plant and equipment	80,000	-
	(591,599)	(205,637)
Increase in cash and cash equivalents	1,206,423	1,275,302
Cash and cash equivalents - Beginning of year	2,037,625	762,323
Cash and cash equivalents - End of year	3,244,048	2,037,625

The accompanying notes are an integral part of these consolidated financial statements.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

1 Nature of operations

Offshore Systems International Ltd. (OSIL) develops and markets military and commercial electronic navigation aids and produces geomatics products and services. Collectively, OSIL and its subsidiaries are referred to as the company. The company's systems line of business develops and produces electronic marine navigation aids. The company's geomatics line of business produces land mapping and nautical charting products and services.

2 Summary of significant accounting policies

Accounting principles

These consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

Foreign currency translation

In prior years, the functional currency of the company's U.S. based subsidiary, which provided sales, support and distribution services for a number of third party manufacturers of navigation aids and marine technologies, was the U.S. dollar. During the fiscal year ended November 30, 2002, the nature of the entity's operations changed such that it services the company's U.S. market of the geomatics business line and the functional currency is now the Canadian dollar. Accordingly, monetary items are translated into Canadian dollars at the rates in effect at the balance sheet dates. Non-monetary items are translated at historical rates. Translation gains and losses are included in earnings.

Foreign currency denominated monetary assets and liabilities of Canadian operations are remeasured into Canadian dollars at rates of exchange in effect at the balance sheet date, and revenues and expenses at average rates of exchange during the year. Exchange gains and losses arising on translation are included in earnings.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are recorded in the financial statements and accompanying disclosures. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and deposit instruments with an initial maturity of three months or less.

(expressed in Canadian dollars)

Inventory

Raw materials and parts are stated at the lower of cost and replacement value. Work-in-process and manufactured parts are stated at the cost of materials and direct labour applied to the product and the applicable share of overhead. Finished goods are stated at the lower of cost and net realizable value. Cost is determined on an average cost basis.

Plant and equipment

Plant and equipment are recorded at cost. Depreciation is provided using the declining balance method based on the assets' estimated useful lives as follows:

	%
Training and development vessel	7
Equipment	20 - 25
Furniture and fixtures	20
Leasehold improvements	20

Other depreciable assets

Other depreciable assets are recorded at cost. Depreciation is provided using the declining balance method based on the assets' estimated useful lives as follows:

	%
Computer software	33
Patents and licenses	10

Long-lived assets

The company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the event of any impairment, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset, reduced for the cost of disposal. No losses from impairment have been recognized in the financial statements.

Income taxes

The company accounts for income taxes using the asset and liability method, under which deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are expected to reverse. The company provides a valuation allowance to the extent that the company does not consider it to be more likely than not that a deferred income tax asset will be recovered.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

Revenue recognition

Certain revenue from projects for navigation systems is recognized using the percentage of completion method, in conformity with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Certain other systems revenue and revenue from navigation software are accounted for following the AICPA SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4 and 98-9. Revenue is recognized at the time of delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services.

The company does not provide post-contract support as part of its software licensing arrangements. In order to upgrade, a customer must purchase the most up-to-date version at the current market price.

Systems revenue under bill-and-hold arrangements, whereby revenue has been recognized but the goods have not been shipped, is recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings are not complete. Goods held under such arrangements are segregated, ready for shipment and not subject to fill other orders. The customers are charged additional fees for storage and other associated costs until shipment occurs.

Revenue from systems components is recognized at the time delivery of the systems components to the customer has occurred and title has passed or as the services are provided.

Geomatics sales revenue is recognized in the period the products are delivered. Geomatics service revenue is recognized using the percentage of completion method, in conformity with the AICPA SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project. Costs include all direct costs including material, labour and subcontracting costs and certain indirect costs related to contracts. A provision is made for the entire amount of future estimated losses, if any, on contracts in progress. The company issues invoices related to these projects based on the achievement of milestones during the project or other contractual terms. Differences between the timing of billings, based on contract milestones or other contractual terms, and the recognition of revenue, based on the percentage of completion method, are recognized as either unbilled accounts receivable or deferred revenue.

Revenue from system repairs and servicing, as well as training and consulting revenue, is recorded as the services are provided.

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

Unearned revenue

Unearned revenue represents unearned income associated with agreements for the sale of navigation systems and charts subscription agreements where significant vendor obligations remain or payments are received in advance of revenue recognition.

Research and development

Development costs incurred internally in creating computer software to be sold, licensed, or otherwise marketed are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Software development costs incurred prior to technical feasibility that do not meet these criteria are expensed as incurred. To date, the period between achieving technological feasibility, which the company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and development costs qualifying for capitalization have been insignificant. Research costs are expensed in the period incurred.

Government assistance

Government assistance is recorded in the accounts when there is reasonable assurance that the company has complied with, and will continue to comply with, all conditions necessary to obtain the grants. Government assistance towards current research expenditures is recorded as a reduction of expenses in the consolidated statement of earnings. The liability to repay government assistance is recognized as an expense in the period in which events occur that make the prospect of repayment probable.

Stock-based compensation

For the employee stock option plans, the company has elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and present pro forma information that is required by SFAS No. 123, Accounting for Stock-Based Compensation. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the company's stock as of the grant date and the amount an employee must pay to acquire the stock.

For stock options granted to non-employees, the company follows the requirements of SFAS No. 123 and related interpretations. Costs are measured at the estimated fair value of the consideration received or the estimated fair value of the options issued, whichever is more reliably measurable. The value of the options issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

Accounting for derivatives

Effective December 1, 2001, the company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and its subsequent amendments and interpretations. The adoption of SFAS No. 133 did not result in any transitional adjustments. The company manages its foreign exposure on anticipated net cash inflows on U.S. dollars through the use of forward foreign exchange contracts. Additionally, certain of the company's purchase and sales contracts with international entities are not denominated in the functional currency of either the company, the customer or the supplier, but rather the U.S. dollar. In accordance with SFAS No. 133, these contracts have been accounted for as embedded derivatives and the resulting foreign currency rate contracts are separated from the host contracts. Under SFAS No. 133, derivatives are recorded on the balance sheet at fair value. Changes in derivative fair values are recognized in earnings.

Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding. Diluted earnings per share are computed using the weighted average number of common shares and dilutive common stock equivalents, using the treasury stock method, outstanding during the year.

Investment tax credits

The company is able to claim investment tax credits for certain research and development expenditures including salaries and wages. The investment tax credits are applied against Canadian federal income taxes payable and may be carried forward for a period of up to seven years. These investment tax credits are accounted for by using the cost reduction method. Under this method, investment tax credits are treated as a reduction of research and development expenses in the period the net deferred tax asset is recognized. A deferred tax valuation allowance is recorded to the extent that it is more likely than not that the investment tax credit will not be recovered from income taxes otherwise payable.

Comparative figures

Certain of the prior year figures have been reclassified to conform with the current year's financial statement presentation.

Recent accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

3 Accounts receivable

	2002 $	2001 $
Trade	2,787,128	2,404,474
Unbilled accounts receivable	872,128	340,484
Holdbacks	-	6,631
Technology Partnerships Canada contribution (note 12)	157,708	119,080
Other	153,272	10,150
Allowance for doubtful accounts	(9,390)	(23,449)
	3,960,846	2,857,370

As at November 30, 2002, government contract receivables were $2,620,929 (2001 - $2,175,275) and unbilled government contract receivables were $827,946 (2001 - $328,461).

4 Inventory

	2002 $	2001 $
Materials and components	1,216,879	870,354
Finished goods	68,087	-
	1,284,966	870,354

5 Plant and equipment

			2002
	Cost $	Accumulated depreciation $	Net $
Equipment	3,557,622	2,629,162	928,460
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711
	3,903,149	2,882,418	1,020,731

(expressed in Canadian dollars)

	Cost $	Accumulated depreciation $	2001 Net $
Training and development vessel	234,644	170,091	64,553
Equipment	3,239,503	2,438,863	800,640
Furniture and fixtures	115,309	66,754	48,555
Leasehold improvements	222,196	165,057	57,139
	3,811,652	2,840,765	970,887

Chart acquisitions and development costs are expensed as incurred.

6 Intangible and other assets

	Cost $	Accumulated depreciation $	2002 Net $
Amortizable intangibles			
Computer software	630,036	272,235	357,801
Patents and licenses	57,267	34,785	22,482
	687,303	307,020	380,283
Embedded derivative			18,222
			398,505

	Cost $	Accumulated depreciation $	2001 Net $
Amortizable intangibles			
Computer software	251,936	183,070	68,866
Patents and licenses	57,267	32,287	24,980
	309,203	215,357	93,846
Embedded derivative			50,864
			144,710

The fair value of the derivative instrument is determined by reference to the spot market foreign currency rates at the balance sheet date.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

7 Accounts payable and accrued liabilities

	2002 $	2001 $
Trade	1,320,754	226,983
Accrued liabilities	243,868	246,428
Accrued employee costs	475,201	534,670
Accrued royalties (note 12)	339,380	209,429
Accrued professional fees	89,394	87,765
Derivative instrument	7,369	3,034
	2,475,966	1,308,309

8 Credit facilities

In November 2002, the company renewed certain credit facilities with a Canadian chartered bank. The credit facilities consist of an operating line, a forward exchange contract facility and standby letters of credit. The maximum amounts available to the company under the operating line and forward exchange contract facility are $1,000,000 and US$1,000,000, respectively.

The operating line, which is to be used to finance the company's accounts receivable and inventory, bears interest at the chartered bank's prime lending rate plus 1.25% with interest payable monthly. The standby letters of credit are denominated in U.S. dollars and bear interest at rates between 1% and 2% per annum. Funds drawn on the operating line are repayable on demand. The credit facilities are secured by a general assignment of book debts, a general security agreement and a guarantee, also secured by general security agreements, from each of OSL, OSI Geomatics Ltd., and OSI Geomatics Inc. In addition, the company is required to meet certain covenants as outlined in the credit facilities agreement. As at November 30, 2002, the company had drawn on its foreign exchange contract facility in the amount of US$350,000. The company has not drawn on the operating line facility.

As of November 30, 2002, letters of credit, relating principally to customer contracts, amounting to US$859,900 have been issued. The company utilizes letters of credit as security for certain performance obligations with its customers. These standby letters of credit have been insured through Export Development Canada. Funds drawn on the standby letters of credit are repayable on demand.

9 Rent payable

During 1999, the company negotiated a deferral of rent payments under the operating lease for its premises. The deferred rental payments covering the nine-month period commencing August 1, 1999 are payable at an amount of 15% of the company's net earnings for fiscal years subsequent to 1999. The total amount of deferred rent expense at November 30, 2002 is $133,942 (2001 - $171,667). The current and non-current amounts are determined each period end based on management's forecasted payments for the next 12-month period.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

10   Capital stock

Authorized

      100,000,000 common shares without par value

      100,000,000 Class A preference shares without par value, issuable in series, with rights as set by the company's board of directors, of which 10,000,000 shares are designated Series A preference shares, voting, convertible at a 1:1 ratio, with a non-cumulative dividend rate of 1%

      100,000,000 Class B preference shares, issuable in series, with rights as set by the company's board of directors, with a par value of $50 each

Preference shares

On April 27, 1990, 2,914,654 Class A Series A preference shares were issued to the former shareholders of OSL, a Canadian controlled private company at that time, as part of the reverse takeover transaction of OSIL. Subsequent to April 27, 1990, these preference shares were amended to allow conversion to common shares of OSIL. As at November 30, 2002, 41,296 Class A Series A preference shares remain outstanding (2001 - 58,326).

Stock option plans

The company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. During 2002, the shareholders approved an increase in the number of common shares authorized for grant under the company's stock option plans to 10,930,732. The exercise price of options granted pursuant to the plans may not be less than the market price of the common shares at the time of grant. The plans provide that options may be granted with vesting periods and expiry dates at the discretion of the board of directors. Options granted to directors vest immediately and options granted to employees vest one year after the date granted.

Stock-based compensation recorded in the financial statements is as follows:

	2002 $	2001 $
General and administrative	31,500	69,000
Research and development	-	-
Sales and marketing	-	-
	31,500	69,000

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

The company applies the intrinsic value method for employee stock options granted as prescribed in APB No. 25. Had compensation cost been determined using the fair value approach set forth in SFAS No. 123, the company's earnings (loss) for the year and earnings (loss) per share would have been in accordance with the pro forma amounts indicated below:

	2002 $	2001 $
Net earnings for the year	1,694,126	597,739
Additional compensation expense	(389,149)	(716,322)
Pro forma net earnings (loss) for the year	1,304,977	(118,583)
Pro forma basic and diluted earnings per share	0.05	0.00

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.1% and 2.6% (2001 - 3.1% and 5.5%); (ii) expected volatility between 50% and 73% (2001 - 75% and 202%); (iii) an estimated average life of 3 to 5 years (2001 - 3 years); and (iv) an expected dividend yield of 0% (2001 - 0%).

The weighted average fair value of the options granted during the year ended November 30, 2002 was $0.48 per option.

A summary of the status of the company's stock option plans at November 30 is as follows:

	2002		2001	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Outstanding - Beginning of year	3,497,496	0.57	3,237,450	0.54
Granted	865,000	1.14	2,535,346	0.59
Exercised	(1,206,664)	0.41	(1,137,198)	0.35
Forfeited	(15,897)	0.96	(297,028)	0.57
Expired	(9,888)	0.28	(841,074)	0.45
Outstanding - End of year	3,130,047	0.83	3,497,496	0.59
Exercisable - End of year	3,130,047	0.83	2,665,418	0.60

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

A summary of the company's stock options outstanding and exercisable at November 30, 2002 is as follows:

		Options outstanding			Options exercisable	
Range of exercise prices $	Number outstanding at November 30, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price $		Number exercisable at November 30, 2002	Weighted average exercise price $
0.40 - 0.60	1,133,138	1.02	0.45		1,133,138	0.45
0.61 - 0.90	695,250	1.51	0.76		695,250	0.76
0.91 - 1.35	1,031,409	2.23	1.12		1,031,409	1.12
1.36 - 1.50	270,250	1.38	1.48		270,250	1.48
0.40 - 1.50	3,130,047	1.56	0.83		3,130,047	0.83

Shareholder Rights Plan

On April 18, 2001, the board of directors of the company adopted a shareholder rights plan (the Rights Plan). The Rights Plan was approved by the Toronto Stock Exchange in accordance with its policies, and was also approved by the shareholders of the company by ordinary resolution at the annual general meeting of the company held on May 28, 2001.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the company are treated equally and fairly in connection with any take-over offer for the company. Take-over offers may not always result in shareholders receiving equal or fair treatment or full value for their investment. In addition, current Canadian securities legislation only requires a take-over offer to remain open for 21 days. The board believes that this period may be insufficient for the shareholders to evaluate a bid, or for the board to pursue alternatives that could maximize shareholder value and to make informed recommendations to shareholders.

The Rights Plan is designed to discourage discriminatory or unfair take-over offers for the company and gives the board time, if appropriate, to pursue alternatives to maximize shareholder value in the event of an unsolicited take-over bid for the company. The Rights Plan will encourage an offeror to proceed by way of a permitted bid or to approach the board with a view to negotiation by creating the potential for substantial dilution of the offeror's position. The permitted bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum value for their investment, and are given adequate time to properly assess the take-over bid on a fully informed basis.

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

Warrants

During 2000, the company issued 125,000 share purchase warrants in connection with a note payable financing. Each share purchase warrant allows the holder to acquire one common share of the company at an exercise price of $0.58 per share. The warrants were exercisable on the date of issue, October 18, 2000. The warrants issued with the note payable have been separately allocated within shareholders' equity. The value allocated to the warrants was estimated using the Black-Scholes valuation model. The proceeds were allocated to the note payable and warrants based on their relative fair values. Assumptions used in the pricing model included: (i) risk free interest rate of 5.0%; (ii) expected volatility of 80%; (iii) an estimated average life of two years; and (iv) an expected dividend yield of 0%. As of November 30, 2002, all warrants have been exercised.

11 Earnings per share

	2002 $	2001 $
Basic earnings per share		
Net earnings	1,694,126	597,739
Weighted average number of common shares outstanding	25,288,725	23,842,549
Basic earnings per share	0.07	0.03
Diluted earnings per share		
Net earnings	1,694,126	597,739
Weighted average number of common shares outstanding	25,288,725	23,842,549
Dilutive effect of stock options	1,955,596	1,496,146
Dilutive effect of preference shares	41,296	58,326
Dilutive effect of warrants	-	79,593
Adjusted weighted average number of common shares outstanding	27,285,617	25,476,614
Diluted earnings per share	0.06	0.02

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

12 Technology Partnerships Canada

Effective December 23, 1998, the company entered into an agreement with Technology Partnerships Canada (TPC). TPC is a technology investment fund of the Canadian federal government established to contribute to the achievement of increasing economic growth, creating jobs and wealth, and supporting sustainable development in Canada. TPC granted financial assistance to the company for the purpose of funding research and development activities to be completed on or before March 31, 2003. To receive the financial assistance, the company must submit claims to TPC for eligible costs. Eligible costs include labour, material and other costs directly attributable to the research and development activities. Under the agreement with TPC, the company is eligible to receive contributions to a maximum of $4,000,177 over the period from December 23, 1998 to March 31, 2003. To November 30, 2002, the company has received $3,614,997. The company is eligible to claim a further $376,882 from December 1, 2002 to March 31, 2003. During 2002, the company incurred eligible costs of $863,851 (2001 - $768,818) and has claimed the full amount from TPC. These amounts have been applied to reduce expenses in the consolidated statements of earnings.

In addition, the company is required to pay a royalty of 3% to TPC on all revenues that OSL, the company's wholly owned subsidiary, earns from December 1, 1999 to November 30, 2008. The royalty payments do not relate to the ownership of the intellectual property (IP). Ownership of the IP remains with the company. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014. The company accrues royalties when evidence exists that the realization of revenue from customers becomes probable.

TPC royalties paid and accrued are as follows:

	2002 $	2001 $
Royalties paid	213,704	140,455
Accrued royalties		
Short term	339,380	209,429
Long term	372,717	240,183
	712,097	449,612

If the company causes an event of default, as defined in the agreement, TPC can suspend or terminate any obligation to contribute to the costs of the project or require the company to repay all or part of the contributions made, together with interest, from the date of demand.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

13 Commitments and contingencies

The company has entered into operating leases for its office premises in Canada and for certain equipment. Future minimum lease payments, not including the deferred rent amounts described in note 9, required under non-cancellable lease obligations are as follows:

	$
Years ending November 30	
2003	276,039
2004	266,032
2005	264,588
2006	256,705
2007	171,137
	1,234,501

Rent expense amounted to $256,705 in 2002 (2001 - $256,705). In addition to basic rent, the company is required to pay a portion of certain costs and property taxes for the above commitments. In 2002, the company paid $79,973 (2001 - $73,142) for these costs.

During 2000, the company received the preliminary findings of a Canadian government contract audit. In June 1992, the company entered into a contract with the Canadian Hydrographic Service (the CHS). Under the terms of the contract, the company received $1,845,925, over a four-year period, relating to certain expenditures made for its electronic chart demonstration project. The preliminary findings of the audit had concluded that approximately $416,000 of project costs were to be clarified. During 2001, the company received the results of the government contract audit, which indicated the company had overclaimed approximately $95,000 under the program and was to reimburse the Crown. During 2002, the company settled with the Crown without any repayment being required by the company.

In October 2000, the company filed a lawsuit against a supplier to Offshore Systems International Inc. (OSII) in response to this supplier's decision to terminate its supply agreement with OSII. As part of the same lawsuit, the company also filed against two former employees of OSII and a company of which they are officers. The suit sought damages on the grounds that these employees interfered with OSII's contractual relationship with this same supplier. This suit has been settled in favour of OSII and the proceeds have been recorded in the company's financial statements. During 2002, OSII was renamed to OSI Geomatics Inc.

In July 2002, the company's subsidiary OSL and three employees became the objects of a lawsuit by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd., related to use of confidential information and breach of fiduciary duty. No amount had been accrued at November 30, 2002 in respect of this claim because it is the opinion of management that the claim is without merit and the amount of loss, if any, cannot be reasonably estimated.

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

14 Deferred income taxes

The company is subject to Canadian federal and British Columbia provincial taxes in Canada. The company is also subject to U.S. federal income taxes in the U.S. and Danish income tax.

Earnings before income taxes consisted of the following:

	2002 $	2001 $
Canadian income	1,123,785	370,439
U.S. income	143,925	-
	1,267,710	370,439

The income tax recovery of $426,416 relates to Canadian deferred income taxes.

The company has non-capital losses for Canadian income tax purposes of approximately $4,855,787, which are available for carry forward to reduce future years' taxable income. These income tax losses expire as follows:

	$
Year ending November 30	
2003	172,395
2004	-
2005	1,759,504
2006	2,533,022
2007	193,676
2008	-
2009	197,190

The company has non-capital losses for U.S. income tax purposes of approximately $787,062, which are available for carry forward to reduce future years' taxable income of the U.S. company. These income tax losses expire as follows:

	$
Year ending November 30	
2018	426,172
2019	-
2020	319,778
2021	41,112

(expressed in Canadian dollars)

The company also has investment tax credits of approximately $329,410, which can be used to offset future Canadian income taxes otherwise payable and expire as follows:

	$
Year ending November 30	
2005	117,678
2006	130,114
2007	-
2008	-
2009	-
2010	-
2011	81,618

The company has capital losses for Canadian income tax purposes of approximately $354,466 (2001 - $298,466) which are available for carry forward to reduce future years' income from capital gains. These capital losses carry forward indefinitely.

The net deferred tax asset consists of the following:

	2002 $	2001 $
Deferred tax assets		
Non-capital loss carry-forwards	2,027,491	2,710,520
Net capital loss carry-forwards	126,261	126,261
Scientific research and experimental development costs	700,718	638,112
Investment tax credits	212,074	212,074
Plant and equipment	544,893	459,935
Other	28,119	38,472
	3,639,556	4,185,374
Valuation allowance	(2,985,840)	(3,958,074)
Net deferred tax asset	653,716	227,300

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

A reconciliation of the combined Canadian federal and provincial income tax rate with the company's effective income tax rate is as follows:

	2002 $	2001 $
Expected statutory rate	40.04%	44.62%
Expected provision for income taxes	507,591	120,076
Change in tax rates applied in valuation allowance	(41,915)	1,002,721
Change in valuation allowance	(972,234)	(1,426,355)
Effect of foreign tax rate differences	(39,828)	-
Non-deductible expenses and other	119,970	76,258
	(426,416)	(227,300)

As a result of a Canadian federal tax reassessment non-capital loss carry forwards, scientific research and experimental developmental costs and related income tax credits have been adjusted resulting in a decrease of available deferred tax assets of approximately $637,000. The 2001 balances have been restated to reflect these amounts.

The company believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets that a valuation allowance is required. The company continues to evaluate and examine the valuation allowance on a quarterly basis, and at such time future uncertainties are resolved, the valuation allowance may be further reduced.

15 Segmented information

The company's reportable segments are as outlined in note 1 and below. Accounting policies used by these segments are the same as those described in the summary of significant accounting policies.

			2002
	Systems $	Geomatics $	Total $
Revenue	11,466,668	2,347,465	13,814,133
Technology Partnerships Canada - net	(387,662)	-	(387,662)
Interest expense	2,869	713	3,582
Income tax recovery	(426,416)	-	(426,416)
Net earnings	1,446,857	247,269	1,694,126
Assets employed	9,662,484	1,133,093	10,795,577
Plant and equipment expenditures	231,100	95,041	326,141
Other asset expenditures	136,189	209,269	345,458
Depreciation	242,362	61,045	303,407

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

			2001
	Systems **$**	**Geomatics** **$**	**Total** **$**
Revenue	6,836,556	1,073,157	7,909,713
Technology Partnerships Canada - net	(376,867)	-	(376,867)
Interest expense	53,303	2,077	55,380
Income tax recovery	(227,300)		(227,300)
Net earnings	590,100	7,639	597,739
Assets employed	7,143,990	209,519	7,353,509
Plant and equipment expenditures	124,216	3,912	128,128
Depreciation	212,051	26,907	238,958

Geographically, revenues reported are based on the location of the company's customers and include revenues from discontinued operations. Plant and equipment are reported based on location.

					2002
	Canada **$**	**United States** **$**	**Denmark** **$**	**Other** **$**	**Total** **$**
Revenue	3,315,510	7,366,982	3,123,998	7,643	13,814,133
Plant and equipment	1,020,731	-	-	-	1,020,731

					2001
	Canada **$**	**United States** **$**	**Denmark** **$**	**Other** **$**	**Total** **$**
Revenue	2,765,071	4,090,320	964,931	89,391	7,909,713
Plant and equipment	970,887	-	-	-	970,887

Approximately 84% of revenue for the year ended November 30, 2002 (2001 - 88%) is derived from three ultimate customers at 38%, 23% and 23%, respectively (2001 - 48%, 28%, 12%).

Offshore Systems International Ltd.

Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

16 Financial instruments

Fluctuations in foreign currency exchange rates

The company enters into transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to the Canadian dollar.

In order to reduce the potential negative effects of a fluctuating Canadian dollar, the company has entered into forward foreign exchange contracts in the current year to stabilize anticipated future net cash inflows denominated in U.S. dollars. The forward foreign exchange contracts mature on March 21 and 24, 2003 with an average exchange rate of 1.58 for a total contractual amount of US$350,000.

The fair value of derivative financial instruments generally reflects the estimated amounts that the company would receive or pay to settle the contracts at November 30, 2002. As at this date, the spot exchange rate was 1.57 and the fair value of the above derivative financial instruments was $4,690.

Fair value

Financial instruments include cash and cash equivalents, letters of credit, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, unearned revenue, rent payable and royalties payable. Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets approximate fair values.

Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable which are not collateralized. The company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the credit quality of the customers comprising the company's customer base. The maximum amount of credit risk exposure is limited to the carrying amounts of these financial instruments.

The company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The company has not experienced significant credit losses to date.

The company directly markets and supports its products internationally and currently depends on three major ultimate customers. Credit risk related to these three customers is minimal as these customers are government departments in stable, democratic countries.

Offshore Systems International Ltd.
Notes to Consolidated Financial Statements
November 30, 2002 and 2001

(expressed in Canadian dollars)

17 Supplemental cash flow information

	2002 $	2001 $
Cash paid during the year for interest	3,583	55,380
Cash received for interest	20,192	
Cash paid during the year for income taxes	-	-
Non-cash financing and investing activities Inventory transferred to plant and equipment	62,741	48,203

18 Subsequent events

In December 2002, the company granted 1,055,601 stock options to directors and employees of the company. These stock options were granted at a price of $1.01 per stock option.

In January 2003, the company announced that it intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the Toronto Stock Exchange. The board of directors of the company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the company. All shares repurchased by the company will be cancelled. The bid will commence on January 16, 2003 and terminate on January 15, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: " John A. Jacobson"

Title: President & CEO

Date: February 7, 2003